TERYL RESOURCES CORP.

Suite 240 – 1170 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

September 29, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  the  audited  consolidated  financial statements  and  related  notes  thereto  for  the  years  ended  May  31,  2011  and  2010,  which  have  been

prepared  in  accordance  with  Canadian  generally  accepted  accounting  principles.    All  amounts  in  the

financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues  including  upcoming  events  based  upon  current  expectations,  which  involve  risks  and  uncertainties

that  could  cause  actual  outcomes  and  results  to  differ  materially.   The  future  conduct  of  our  business  and

the feasibility of our mineral exploration properties  are dependent upon a number of factors and there can be  no  assurance  that  we  will  be  able  to  conduct  our  operations  as  contemplated  and  the  accuracy  of  these statements  cannot  be  guaranteed  as  they  are  subject  to  a  variety  of  risks  that  are  beyond  our  ability  to predict or control and which may cause actual results to differ materially from the projections or estimates

contained  herein.   The  risks  include,  but  are  not  limited  to,  the  risks  described  in  this  MD&A;  those  risks set  out  in  our  disclosure  documents  and  our  annual  and  quarterly  reports;  the  fact  that  exploration activities  seldom  result  in  the  discovery  of  a  commercially  viable  mineral  resource  and  also  require

significant   amounts   of   capital   to   undertake,   and   the   other   risks   associated   with   start-up   mineral

exploration operations with insufficient liquidity, and no historical profitability.

Overview

We  are  engaged  in  the  acquisition,  exploration  and  development  of  natural  resource  properties.    We

currently have mineral property and oil and gas interests in Alaska, Texas and Kentucky.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  trade  on  the  TSX  Venture  Exchange  (the

(“TSX.V”) under the symbol “TRC”.  We are also listed on the OTC BB under the symbol “TRYLF”.

Our main exploration and development work over the last several years has taken place on the Gil claims,

a gold prospect located in the Fairbanks Mining District, Alaska.

Mineral and Exploration Properties

Gil Claims, Fairbanks Mining District, Alaska

We  own  a  20%  working  interest  in  237  claims  located  in  the  Gilmore  dome  area  of  Fairbanks  district  of

Alaska,  known  as  the  Gil  mineral  property.   Our  joint  venture  with  Kinross  Gold  Corporation  (“KGC”)

on  the  Gil  mineral  property  is  divided  into  several  mineralized  zones,  including  the  Main  Gil  and  the

North  Gil.    The  Gil  mineral  claims  are  adjacent  to  the  producing  Fort  Knox  deposit  owned  by  KGC.

KGC owns an 80% working interest in the Gil joint venture.

KGC’s   subsidiary,   Fairbanks   Gold   Mining,   Inc.   (“FGM”)   acts   as   operator   of   this   project.     Our

contribution  to  annual  exploration  costs  is  20%  and  KGC’s  contribution  is  80%,  with  net  profits  to  be

distributed  in  that  same  proportion  in  the  event  of  production.    As  operator  of  this  project,  FGM

determines whether exploration work will occur from year to year.

During  March,  2010,  a  12.8  mile  ground  magnetometer/radiometer  survey  was  completed  and  a  15,000

foot  drilling  program  commenced  in  April.   The  goal  of  the  2010  program  was  to  further  delineate  the strike  extension  of  the  mineralized  zones,  and  to  infill  between  step-out  holes,  in  order  to  gain  a  better

understanding  of  ore-zone  continuity.   The  2010  plan  calls  for  ground  geophysics,  11,000  feet  of  reverse

circulation  (RC)  drilling  and  5,000  feet  of  HQ-NQ  core  drilling.    In  addition,  fieldwork  involving

mapping, soil and rock sampling and mobile metal ion (MMI) geochemical sampling was performed.

In July 2010 FGM reported the following preliminary drill results:

Assay Results

Assay Results

Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-551

235 - 285

50 feet of 0.0458

1.57

GVR10-551

360 - 390

30 feet of .0383

1.31

GVR10-552

200 - 230

30 feet of 0.0581

1.99

GVR10-557

40 - 80

40 feet of 0.0434

1.52

GVR10-558

0 - 45

45 feet of 0.0427

1.46

*

“Opt”  refers  to  ounces  per  short  ton  and  “gpt”  refers  to  grams  per  metric  tonne.   One  troy  ounce  is  equal  to  34.2857  grams   per  metric

tonne.

In August 2010, FGM reported the following additional drill results:

North Gil:

Assay Results

Assay Results

North Gil Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-568

420 – 455

35 feet of 0.0788

2.670

GVR10-569

145 – 195

50 feet of 0.0363

1.244

Sourdough:

Assay Results

Assay Results

Sourdough Hole Number     Interval (feet in depth)

opt Au

gpt Au

GVR10-563

145 – 170

25 feet of 0.03

1.029

In September 2010, FGM reported the following dill results:

Assay Results

Assay Results

North Gil Hole Number

Interval (feet in depth)

opt Au

gpt Au

GVR10-573

10 – 35

25 feet of 0.0489

1.676

GVR10-573

250 - 285

35 feet of 0.0418

1.523

Assay Results

Assay Results

Sourdough Hole Number     Interval (feet in depth)

opt Au

gpt Au

GVR10-560

195 - 220

25 feet of 0.0508

1.742

GVR10-560

285 - 295

10 feet of 0.0322

1.104

GVR10-560

320 - 330

10 feet of 0.0171

0.586

GVR10-560

340 - 375

35 feet of 0.0121

0.415

GVR10-561

20 - 35

15 feet of 0.0175

0.599

GVR10-561

45 - 70

25 feet of 0.01

0.343

On  October  18th,  2010  we  announced  that  we  had  the  interim  technical  report  for  the  Gil  joint  venture,

which  had  been  prepared  by  Mark  S.  Robinson,  Certified  Professional  Geologist.    Interpretation  and

conclusion are as follows:

The  Gil  joint  venture  project  is  located  in  the  northern  Fairbanks  mining  district  in  an  area  that  is  road-

accessible,  located  on  State  owned  lands  with  good  access  to  power.   The  ore  bodies  within  the  project

area  are  contained  in  the  Cleary  Sequence,  a  subunit  of  the  Fairbanks  Schist  unit.   The  Cleary  Sequence

and  Fairbanks  Schist  unit  hosts  commercially  viable  mineralization  elsewhere  in  the  Fairbanks  Mining

District.   Rocks  of  the  Cleary  Sequence  and  Fairbanks  Schist  unit  are  present  in  the  headwaters  of  many of the streams that have been mined for placer gold in the past.

The   project   is   hosted   in   poly-deformed   Paleozoic   metamorphic   rocks   intruded   by   mid-Cretaceous

intrusive  rocks  that  are  genetically  associated  with  gold  mineralization.   Favorable  host  rocks  at  Gil  are

predominantly  calc-silicate  rocks,  although  gold  mineralization  can  be  found  in  quartz-mica  schist,  felsic

schist  or  the  calcareous  biotitechlorite-quartz  schist.   Gold  is  hosted  in  quartz-rich  veins  and  replacement zones and is associated with anomalous arsenic and bismuth.

Exploration  conducted  in  the  1990’s  identified  widespread  structurally-controlled  gold  mineralization  at

the Main Gil and North Gold prospects.   Extensive drilling, sampling, and trenching in between 1992 and

2004 defined the extent of gold mineralization in these areas and also developed several other exploration

targets.   The  Gil  prospect’s  lode  deposits,  principally  the  Main,  North  Gil,  and  Sourdough  Ridge  Zones,

have  been  partially  tested  by  92  core  holes  totaling  36,084  feet,  364  reverse  circulation  drill  holes,

totaling 110,844 feet, and 21 trenches with a combined length of over 7,420 feet.

As  currently  known,  the  majority  of  the  Gil’s  total  gold  resource  is  contained  in  the  Main  Gil  deposit.

This  northeast  striking,  steeply  north  dipping  calc-silicate  unit  remains  open  at  depth  and  along  strike.

The east-west striking, north dipping North Gil resource area is hosted primarily in quartz veins in quartz-

mica  schist,  felsic  schist  or  the  calcareous  biotite-chlorite-quartz  schist.   A  significant  gold  anomaly  has

been  outlined  between  the  Main  Gil  and  North  Gil  deposits  and  at  the  intersection  zone  where  the  Main

Gil and North Gil trends cross.  Drilling in all of these areas has yielded positive results.

Significant exploration results have also been generated on the Sourdough Ridge prospect.  Soil sampling,

ground-based  magnetometer  surveys,  and  drilling  have  yielded  significant  results  and  the  new  data suggests  that  these  anomalies  are  due  to  a  series  of  northeast  trending,  steeply  dipping  quartz  veins  that coalesce into ore zones that may be potentially mineable.

Several  other  exploration  targets  have  been  identified  but  have  not  been  fully  tested.    These  targets

include gold anomalies located along All Gold Ridge, a calcsilicate layer identified north of the North Gil

Zone,  gold-bismuth-bearing  quartz  veins  on  the  western  Gil  project  and  a  gold  anomaly  outlined  to  the south  of  the  Main  Gil  Zone.  Additional  exploration  work  will  be  needed  in  these  areas  to  determine  their potential.

On January  24, 2011 we announced the receipt of the 2010 Gil Joint Venture Annual Report. The goal of the  2010  Gil  program  was  to  further  delineate  the  strike  extension  of  the  mineralized  zones,  and  to  infill between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity.  Drilling  began

April  12  and  concluded  on  August  16.  The  exploration  program  consisted  of  14,977.5  feet  of  drilling:  27 reverse-circulation (RVC) drill holes, totaling 9,546 feet, and 11 core holes, totaling 5,431.5 feet.

Previous exploration work has outlined three mineralized areas: The Main Gil Zone, The North Gil Zone,

and Sourdough Ridge. Gold mineralization within the Gil JV Claim Block has been traced along the Main

Gil   Trend   for   approximately   3,000   feet.   In   the   North   Gil   Zone,   exploration   work   has   outlined

mineralization  across  a  2,000-foot  trend.  The  509  Trend,  located  on  Sourdough  Ridge,  has  been  traced along  strike  for  2,000  feet.  Mineralization  along  the  Northern  Calc-silicate  unit,  located  in  the  northern portion of Sourdough Ridge, has been traced to the east for 600 feet.

KGC  contracted  Metallogeny,  Inc.  (MI),  a  privately  owned  geological  contracting  company,  to  perform the  2010  drilling  program.  MI  also  conducted  a  ground  magnetometer  survey,  trench  mapping  and sampling, metallurgical sampling, section review, and interpretation for the Gil Project.

A  report  on  the  heap  leach  cyanidation  testing  on  the  Gil  project  drill  core  samples,  by  McClelland

Laboratories,  was  conducted  using  three  drill  core  samples.  The  three  Gil  samples  were  amenable  to simulated heap leach cyanidation treatment a 80% - 12.5 mm feed size.

Recommendations   for   2011   are   to   continue   stepping   out   along   mineralized   trends,   and   to   utilize

exploration   data   to   re-focus   target   areas.   A   systematic   trenching   program,   followed   by   drilling,   is

recommend  for:  the  northeastern  extension  of  the  509  Trend,  specifically,  the  eastern  slope  of  Lohr

Ridge;  the  Northern  Calc-silicate  Unit,  and  the  calc-silicate  unit  located  between  the  North  Gil  and  Main

Gil  areas.  Trenches  should  be  oriented  perpendicular  to  the  trend  of  mineralization  and  spaced  at  200-to

400-foot  intervals.  The  trench  program  will  help  focus  drill  targets  over  the  excavated  area  and  allowing for  more  aggressive  step-outs  along  the  specific  trends.  Trenching  will  also  provide  good  access  to  the target  areas.  All  prep  work  could  be  accomplished  in  winter  months.  Drilling  in  areas  susceptible  to muddy  conditions  could  be  ready  for  spring  when  the  ground  is  still  frozen.  Trenching,  access  trails,  and pad  construction  are  essential  for  moving  forward  as  drilling  progresses  along  steep  slopes.  Completion of  extensive  surface  improvement  will  be  contingent  on  permit  approvals,  and  approval  of  the  2011 budget.

On April 24, 2011 we announced that we have received the preliminary assessment for the property.

The  measured,  indicated  and  inferred  resources  contained  at  the  property  were  determined  at  a  cutoff grade  of  0.015  oz  Au/ton  in  order  to  correspond  to  the  heap-leach  ore  cutoff  grade  currently  being employed at the Fort Knox gold mine (see table below). These  mineral resources are not mineral reserves and therefore have not been demonstrated to be economically viable.

Au-Extraction

Class

Cutoff

Avg. Au-grade Above

Tons

Ounces

Method

(Resource)

(oz/ton)

Cutoff

GOLD

Heap Leach

Measured

0.015

0.0304

2,283,057.1

69,499.1

Heap Leach

Indicated

0.015

0.0279

9,571,130.0

267,408.0

Heap Leach

Inferred

0.015

0.0222

8,002,591.0

178,009.2

Total

19,856,778.0     514,916.3

The goal of this preliminary assessment was to determine a realistic/conservative net present value (NPV)

and  internal  rate  of  return  (IRR)  one  could  expect  from  a  hypothetical  open-pit  mining  operation  at  the property.  This  assessment  was  based  on  the  measured,  indicated  and  inferred  resources  determined  from the pre-feasibility  resource estimation (Robinson, 2011). The methods used and assumptions made during the resource estimation were reviewed  by  the Qualified Person, Mark S. Robinson (Certified Professional

Geologist #6414) and are NI 43-101 compliant.

This  preliminary  assessment  will  include  inferred  mineral  resources  and  therefore  we  are  required  to provide the following cautionary statement required by section 2.3(3)(b) of the 43-101 Instrument:

“This  preliminary  assessment  is  preliminary  in  nature.  It  includes  inferred  mineral  resources  that  are considered  too  speculative  geologically  to  have  the  economic  considerations  applied  to  them  that  would enable them to be categorized as mineral reserves. There is no certainty that the results of this preliminary assessment will be realized.”

The  Gil  joint  venture  gold  property  is  still  in  the  greenfields  stage  of  exploration.  As  a  result,  few background  studies  have  been  conducted  that  relate  to  mining  processes,  engineering  and  expected  costs during  mine  preparation,  production  and  closure.  In  an  attempt  to  avoid  any  error  associated  with  a  lack of information, it was decided to omit permitting costs, costs associated with land acquisition, exploration costs during production, and mine closure costs in this assessment. Working capital costs are expected to  be  quite  low  for  Gil  due  to  the  assumption  that  all  equipment  and  processing  facilities  used  already exist  and  will  be  provided  by  Fort  Knox.  For  this  reason,  working  capital  costs  were  included  within  the annual fixed costs.

During  the  year  ended  May  31,  2011,  our  share  of  the  costs  on  the  Gil  property  was  $279,448,  compared to $358,812 for the year ended May 31, 2010.

On  September  21,  2011  we  signed  a  letter  of  intent  (“LOI”)  to  sell  all  of  our  20%  interest  in  the  Gil

Venture  property  to  FGM.  In  accordance  with  the  terms  of  the  LOI,  FGM  granted  to  us  a  production royalty  equal  to  1%  of  net  smelter  returns  on  all  production  from  the  property  up  to  $15,000,000,  after which  the  royalty  is  equal  to  0.5%  of  the  net  smelter  returns  on  all  production  from  the  property.  At closing Fairbanks will pay US$2,500,000 as an advance payment of the production royalty. An additional

advance   payment   of   royalty   of   US$1,500,000   will   be   paid   upon   commencement   of   commercial

production from a mine constructed on the property.

West Ridge Claims, Fairbanks Mining District, Alaska

We  earned  a  100%  in  the  West  Ridge  mineral  claims,  comprising  approximately  5,200  acres,  located  in the  Dome  Creek  area  of  the  Fairbanks  district  of  Alaska,  which  claims  are  subject  to  a  1%  net  smelter

return  to  the  State  of  Alaska.    The  West  Ridge  property  adjoins  Kinross  Gold  Corp.’s  True  North  gold

deposit  and  lies  approximately  eight  miles  northwest  of  the  producing  Fort  Knox  gold  mine.   During  the

year  ended  May  31,  2011,  we  expended  $8,165  (2010  -  $Nil)  on  exploration  expenditures  on  the  West

Ridge  property.    During  the  year  ended  May  31,  2011,  we  did  not  write  off  any  exploration  and development expenditures; during the year ended May 31, 2010, we wrote off cumulative exploration and development  expenditures  of  $661,615,  because  during  2010  we  did  not  carry  out  any  exploration  work.

We  will  continue  to  maintain  the  claims  and  will  only  commence  an  exploration  program  once  more funding is available.

Fish Creek Claims, Fairbanks Mining District, Alaska

In  March  2002,  we  acquired  from  Linux  Gold  Corp.,  a  company  with  common  directors,  an  option  to earn a 50% interest in the thirty  Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending  $500,000  US  within  three  years  and  the  issuance  of  200,000  common  shares,  which  shares

were  issued  in  December  2002.   An  additional  100,000  shares  were  issued  in  February  2007  in  payment for  an  extension  of  the  date  on  which  expenditures  were  required  to  be  completed  to  March  5,  2007,

which dates was further extended to March 5, 2012.

Linux  Gold  Corp.  will  retain  a  5%  net  royalty  interest  until  we  pay  $2,000,000  US  and/or  back  in  for  a

25%  working  interest  prior  to  commencement  of  production.   During  the  year  ended  May  31,  2010,  we

wrote  off  our  cumulative  exploration  and  development  expenditures  of  $111,947  entirely,  since  the claims  were  not  explored.  We  did  not  incur  exploration  and  development  expenditures  on  Fish  Creek

Claims  during  the  year  ended  May  31,  2011.  We  will  continue  to  maintain  the  option  agreement  and  will only commence an exploration program once more funding is available.

Silverknife, Laird, BC, Canada

Pursuant  to  agreements  with  Reg  Technologies  Inc.  (“Reg”),  SMR  Investments  Ltd.  (“SMR”),  Rapitan

Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), we acquired a 30% working interest in  the  Silverknife  mineral  claims,  situated  in  the  Liard  Mining  Division  in  the  Province  of  British

Columbia,  subject  to  a  10%  Net  Profit  Royalty  to  Rapitan  and  a  1%  Net  Smelter  Returns  to  SMR.   We

have  written  down  the  acquisition  costs  to  $1  and  have  written  off  the  exploration  and  development expenditures on this property entirely, since the claims are not currently being explored.

On  December  21,  2010  we  announced  our  purchase  of  an  additional  10%  NPI  in  the  Silverknife  property

for   consideration   of   200,000   common   shares   (issued   on   January   25,   2011),   resulting   in   our   total

ownership of 30% working interest and a 10% net profit interest of the property.

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010, we signed an option agreement to acquire a 50% interest in eleven mineral claims located  in  the  Kahiltna  Terrane  area  approximately  130  kilometers  northwest  of  Anchorage,  Alaska.  On

October 26, 2010, we staked and recorded an additional 23 mineral claims in the Kahiltna Terrane.

As  at  May  31,  2011  and  the  date  of  this  report  we  plan  to  terminate  the  Option  Agreement  with  the vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We  own  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik

#2  and  Herrmann   #4  wells,  located  in  Burleson  County,  Texas.  During  the  fiscal  year  ended  May  31,

2011, revenues of $32,969 were recorded from the Texas properties compared to revenues of $10,076 for the fiscal year ended May 31, 2010.  The carrying cost of these wells has been completely depleted.

Selected Annual Information

The  following  information  is  derived  from  our  financial  statements  for  each  of  the  three  most  recently completed financial years:

Description

May 31, 2011

May 31, 2010

May 31, 2009

Net Revenues

22,876

(1,667)

8,261

Net   income   or   loss   before   discontinued

operations and extraordinary items

Total

(530,566)

(1,419,726)

(454,573)

Per share

(0.01)

(0.02)

(0.01)

Net Income or loss

Total

(530,566)

(1,419,726)

(454,573)

Per share

(0.01)

(0.02)

(0.01)

Total Assets

3,339,690

3,270,104

3,374,985

Long term financial liabilities

0

0

0

Cash dividends

N/A

N/A

N/A

Results of Operations

We  incurred  a  net  loss  of  $530,566  during  the  year  ended  May  31,  2011,  compared  to  a  net  loss  of

$1,419,726 during the year ended May 31, 2010.

The  significant  decrease  in  loss  was  due  to  an  exploration  expenditures  write-off  of  $45,815  in  2011,

compared  to  $773,438  in  2010.  During  2010,  we  wrote  off  $111,947  in  cumulative  exploration  and development  expenditures  in  our  Fish  Creek  Property  located  in  Fairbanks,  Alaska,  and  cumulative exploration  and  development  costs  of  $661,491  in  our  West  Ridge  property  located  in  Dome  Creek,

Alaska,  because  the  two  claims  were  not  explored  during  2010.  During  2011,  we  wrote  off  exploration costs  of  $11,554  on  our  Gold  Hill  claims  and  $34,261  on  our  Kahiltna  Terrane  claims,  both  incurred during 2011.

Other expenses that changed from 2010 to 2011 are as follows:

-      In  2010,  we  recorded  interest  expense  of  $18,582  on  the  two  convertible  debentures  issued  in

2010;  we  did  not  record  interest  expense  during  2011  because  the  convertible  debentures  were repaid on the first day of the year;

-      In  2010,  we  incurred  geological  consulting  fees  of  $41,915,  which  decreased  to  $1,172  in  2011 because most of the work needed for our properties was completed in 2010;

-      Consulting,   management   and   directors’   fees   increased   slightly   from   $133,359   in   2010   to

$139,344 due to a severance payment made to the former CFO ;

-      Professional  fees  decreased  from  $59,726  in  2010  to  $44,489  in  2011;  and  secretarial  and employee  benefits  decreased  from  $41,925  in  2010  to  $29,467  in  2011  due  to  our  successful effort in streamlining our operations;

-      Publicity, promotion and investor relations costs decreased from $228,196 in 2010 to $126,119 in

2011, and travel, auto and entertainment decreased from $30,972 in 2010 to $19,551 in 2011, due to our continuing effort to utilize more efficient investor awareness programs and  communication methods.

-      Stock-based  compensation  increased  from  $22,477  in  2010  to  $63,775  in  2011  largely  due  to options  granted  to  an  investor  relation  consultant  that  fully  vested  during  the  year.  All  options vest 25% upon exercising of the prior 25%.

Liquidity and Capital Resources

As  of  May  31,  2011,  we  had  a  cash  position  of  $19,371,  compared  to  $257,650  as  at  May  31,  2010,

representing  a  decrease  of  $238,279.    As  of  May  31,  2011,  we  had  a  working  capital  of  $42,452,

compared to a working capital of $229,528 as at May 31, 2010.

During the year ended May 31, 2011, we issued the following equity securities for cash:

*     On  June  6,  2010,  we  issued  1,047,500  common  shares  upon  the  exercise  of  warrants  at  $0.10  per share, for gross proceeds of $104,750.

*     On  December  17,  2010,  we  issued  1,983,326  units  pursuant  to  a  private  placement  at  $0.15  per

unit,  for  gross  proceeds  of  $297,499.   Each  unit  consists  of  one  common  share  and  one  share purchase  warrant  exercisable  into  our  common  stock  at  $0.20  per  share,  expiring  December  17,

2011.  A finders’ fee of $11,570 was paid in connection with this private placement.

*     On January 19, 2011, we issued 1,359,333 units pursuant to a private placement at $0.15 per unit,

for gross proceeds of $203,900.   Each  unit consists  of one common share and  one share purchase

warrant  exercisable  into  our  common  stock  at  $0.20  per  share,  expiring  January  19,  2012.    A

finders’  fee  of  $6,993  was  paid  and  39,000  broker  warrants  were  issued  which  are  exercisable into our common stock at $0.20 per share, expiring January 19, 2012.

During  the  year  ended  May  31,  2011,  we  repaid  convertible  debentures  of  $60,000  borrowed  during  the year ended May 31, 2010.

During  September,  2011,  we  signed  a  Letter  of  Intent  to  sell  all  our  20%  interest  in  the  Gil  joint  venture claims.  Upon  closing  the  transaction  we  will  receive  a  US$2,500,000  advance  royalty  payment  and  an

additional  US$1,500,000  advance  royalty  payment  will  be  paid  upon  commencement  of   production  on

the property. The definitive agreement has not been signed as of the date of this report.

All of our properties are at the early  exploration stage.   We do not expect to generate significant revenues

in  the  near  future  from  production  and  will  continue  to  rely  upon  the  sale  of  equity  securities  to  raise

capital  or  shareholder  loans.    Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future financing and the rate of dilution to existing shareholders.

We  have  no  funding  commitments  or  arrangements  for  additional  financing  at  this  time  and  there  is  no

assurance  that  we  will  be  able  to  obtain  any  additional  financing  on  terms  acceptable  to  us,  if  at  all.   Any

additional  funds  raised  will  be  used  for  general  and  administrative  expenses  and  to  carry  out  exploration

programs.   The   quantity  of   funds   to  be   raised   and   the   terms   of   any   equity   financing  that   may   be

undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $350,000 to fund our general and administrative expenses for the next twelve months.  We will also require $100,000 to complete the proposed exploration program

on  the  West  Ridge  mineral  property.     The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

Months

Months

Months

Months

months

months

Months

Months

ended

ended

ended

ended

ended

ended

ended

ended

May. 31,      Feb. 28,

Nov. 30,

Aug. 31,

May 31,

Feb. 28,

Nov. 30,

Aug. 31,

2011

2011

2010

2010

2010

2010

2009

2009

Description

$

$

$

$

$

$

$

$

Revenues

$7,824

$6,700

$11,785

$6,660

7,646

$1,064

$1,670

$1,007

Income or

 loss before

 other items

Total

(114,892)     (159,882)      (158,461)

(97,331)      (958,937)     (158,356)      (215,639)

(86,794)

Per share

(0.002)

(0.002)

(0.002)

(0.00)

(0.01)

(0.003)

(0.004)

(0.002)

Net loss for

 period

Total

(114,892)     (159,882)      (158,461)

(97,331)      (958,937)     (158,356)      (215,639)

(86,794)

Per share

(0.002)

(0.002)

(0.002)

(0.01)

(0.01)

(0.003)

(0.004)

(0.002)

As  we  are  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and  are  also impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  exploration  programs  and  financing costs.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.     When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Transactions with Related Parties

Related  party  transactions  are  in  the  normal  course  of  operations  and  are  measured  at  the  exchange

amount, which is the amount of consideration established and agreed to by the related parties.   During the

years  ended  May  31,  2011  and  May  31,  2010,  we  entered  into  the  following  transactions  with  related parties:

*     SMR  Investments  Ltd.  (“SMR”)  is  a  private  company  controlled  by  an  officer.  Under  a management  contract  with  SMR,  we  agreed  to  pay  $2,500  per  month  for  management services.  We  were  charged  management  fees  by  SMR  of  $30,000  during  the  year  ended  May

31,  2011  (2010  -  $30,000;  2009  -  $30,000).   As  of  May  31,  2011,  $8,776  (May  31,  2010  -

$4,900) was payable to SMR.

*     During  the  year  ended  May  31,  2011,  director’s  fees  of  $12,000  (2010  -  $12,000;  2009  -

$16,500) were paid to our President.

*     Fees  of  $6,493  (2010  -  $5,039;  2009  -  $9,409)  were  paid  to  KLR  Petroleum  Ltd.  (which  is controlled by our President) for administration of our payroll and benefit plan.

The  following  advances  to/from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed

terms  of  repayment.    Unless  otherwise  indicated,  the  related  parties  share  common  directors  and/or officers with our company:

Advances to related parties:

May 31, 2011

May 31, 2010

$

$

IAS Energy, Inc.

24,821

24,821

Linux Gold, Inc.

74,946

72,672

REGI US, Inc.

28,600

28,600

128,367

126,093

Advances from related parties:

May 31, 2011

May 31, 2010

$

$

Reg Technologies Inc.

7,213

14,598

KLR Petroleum

-

5,990

SMR Investments Ltd.

8,776

4,900

15,989

25,488

Significant Recent Developments

Letter of intent to sell all interest in Gil Venture Claims

On  September  21,  2011,  we  signed  a  letter  of  intent  (“LOI”)  to  sell  all  of  our  remaining  20%  interest  in the  Gil  Venture  property  to  Fairbanks.  In  accordance  with  the  terms  of  the  LOI,  Fairbanks  granted  a

production   royalty   equal   to   1%   of   net   smelter   returns   on   all   production   from   the   property   up   to

US$15,000,000, after which the royalty  is equal to 0.5% of the net smelter returns on all production from the  property.  At  closing,  Fairbanks  will  pay  US$2,500,000  as  an  advance  payment  of  the  production royalty. An additional advance payment of royalty of US$1,500,000 will be paid upon commencement of commercial production from a mine constructed on the property.

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Donna Moroney

Suzan El-Khatib

Suzanne Robertson

Thomas Robertson

Our officers are:

John Robertson

President and Chief Executive Officer

Jane He

Chief Financial Officer

Share Capital

Our  authorized  share  capital  consists  of  105,000,000  shares,  divided  into  100,000,000  common  shares

without  par  value  and  5,000,000  preferred  shares  with  a  par  value  of  $1.00  each.   As  of  September  28,

2011, we have 72,103,605 common shares and no preferred shares issued and outstanding.

During the year ended May 31, 2011, we issued the following equity securities:

(a)

On  June  6,  2010  we  issued  1,047,500  common  shares  for  warrants  exercised  at  $0.10  per  share for gross proceeds of $104,750.

(b)

On  November  2,  2010,  we  issued  50,000  common  shares  to  the  vendor  of  the  Kahiltna  Terrane

Option  Agreement.  The  shares  are  valued  at  $7,500  based  on  the  trading  price  of  $0.15  on

November 2, 2010, the issuance date of the shares.

(c)

On   December   17,   2010,   we   issued   1,983,326   units   of   capital   stock   pursuant   to   a   private

placement  at  $0.15  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase

warrant  exercisable  into  common  stock  at  $0.20  per  share,  expiring  December  17,  2011.    A

finders’ fee of $11,570 was paid in connection with this private placement.

(d)

On  January  25,  2011,  we  issued  200,000  common  shares  as  consideration  for  the  purchase  of  an additional  10%  NPR  in  the  Silverknife  property.  The  shares  are  valued  at  $32,000  based  on  the trading price of $0.16 on January 25, 2011, the issuance date of the shares.

(e)

On  January  19,  2011,  we  issued  1,359,333  units  of  capital  stock  pursuant  to  a  private  placement

at  $0.15  per  unit.    Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant

exercisable  into  common  stock  at  $0.20  per  share,  expiring  January  19,  2012.   A  finders’  fee  of

$6,993  was  paid  and  39,000  broker  warrants  were  issued  which  are  exercisable  into  common stock at $0.20 per share, expiring January 19, 2012.

During the year ended May 31, 2010, we issued the following equity securities:

(f)

2,120,000  units  at  a  price  of  $0.075  per  unit  pursuant  to  a  non-brokered  private  placement,  for

gross  proceeds  of  $159,000.    Each  unit  consisted  of  one  common  share  and  one-half  share

purchase   warrant,   with   each   full   warrant   entitling   holder   thereof   to   acquire   one   additional

common share at an exercise price of $0.10 per share for a period of one year;

(g)

7,042,092  units  at  a  price  of  $0.075  per  unit  pursuant  to  a  non-brokered  private  placement,  for

gross  proceeds  of  $528,157.   Each  unit  consists  of  one  common  share  and  one  share  purchase warrant,  with  each  warrant  being  exercisable  for  a  period  of  two  years,  at  a  price  of  $0.10  per share in the first year, or at a price of $0.15 in the second year;

(h)

12,500 common shares pursuant to the exercise of 12,500 options at a price of $0.10 per share;

(i)

1,646,734  units  at  a  price  of  $0.17  per  unit  pursuant  to  a  non-brokered  private  placement,  for

gross  proceeds  of  $279,948.   Each  unit  consists  of  one  common  share  and  one  share  purchase warrant, with each warrant being exercisable at a price of $0.22 per share for a period of one year from the date of closing; and

(j)

7,042,092  common  shares  pursuant  to  the  exercise  of  7,042,092  warrants  at  a  price  of  $0.10  per share; and

(k)

12,500 common shares pursuant to the exercise of 12,500 warrants at a price of $0.10 per share.

The  following  is  a  summary  of  the  stock  options  and  share  purchase  warrants  outstanding  as  of  the  fiscal years ended May 31, 2011:

Stock Options:

Remaining

Number of

Exercise Price

Number

Contractual Life

Options

Expiry Date

of Options

Exercisable

$

(years)

November 2, 2011

0.180

25,000

0.42

6,250

April 24, 2012

0.150

1,650,000

0.90

412,500

November 7, 2012

0.220

25,000

1.44

6,250

March 10, 2013

0.210

75,000

1.78

18,750

October 30, 2014

0.185

225,000

3.42

56,250

November 5, 2014

0.185

50,000

3.44

12,500

April 19, 2015

0.240

100,000

3.89

25,000

August 26, 2013

0.190

250,000

2.24

250,000

2,400,000

787,500

Warrants:

Remaining

Exercise

Number

Contractual Life

Price

of

(years)

Expiry Date

Warrants

$

December 17, 2011

0.20

1,983,326

0.55

January 19, 2012

0.20

1,398,333

0.64

3,381,659

Financial Instruments

Foreign exchange risk

We  are  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through  expenditures

that  are  denominated  in  US  dollars.   We  are  also  exposed  to  the  impact  of  currency  fluctuations  on  its monetary assets and liabilities.

Our   operating   results   and   the   financial   position   are   reported   in   Canadian   dollars.     Fluctuations   in

exchange  rates  will,  consequently,  have  an  impact  upon  our  reported  operations  and  may  affect  the  value of our assets and liabilities.

We currently do not enter into financial instruments to manage foreign exchange risk.

We are exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

Accounts payable

and accrued

May 31, 2011

Cash

liabilities

US dollars

$

19,318      $

34,275

At   May   31,   2011,   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by +/- $1,496.

Interest rate, credit and market risk

We  have  minimal  cash  balances  and  no  interest-bearing  debt.  We  have  no  significant  concentrations  of

credit   risk   arising   from   operations.   Our   current   policy   is   to   invest   any   significant   excess   cash   in

investment-grade  short-term  deposit  certificates  issued  by  reputable  financial  institutions  with  which  it keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be  remote.  We  periodically  monitor the investments we make and are satisfied with the credit ratings of our banks.

Receivables  consist  of  HST  due  from  the  Federal  Government.   Management  believes  that  the  credit  risk

concentration with respect to receivables is remote.

Liquidity risk

We  have  no  recent  history  of  profitable operations  and  our  present business  is  at  an  early  stage.   As  such,

we  are  subject  to  many  risks  common  to  such  enterprises,  including  under-capitalization,  cash  shortages

and  limitations  with  respect  to  personnel,  financial  and  other  resources,  and  the  lack  of  revenues.   We

have no investments in asset backed commercial paper.

In order to finance our exploration programs and to cover administrative and overhead expenses, we raise money  through  equity  sales,  from the  exercise  of  convertible  securities,  and  from the  sale  of  investments.

There  can  be  no  such  assurance  that  we  will  be  able  to  obtain  adequate  financing  in  the  future  or  that  the terms of any financing will be favourable.  Many factors influence our ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, our track record,

and the experience and calibre of our management.

Fair Value Measurement

The   Canadian   Institute   of   Chartered   Accountants   (“CICA”)   Handbook   Section   3862   “Financial

Instruments  Disclosures”  requires  disclosure  of  a  three-level  hierarchy  for  fair value  measurements  based upon the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level  2  –  inputs  other  than  quoted  prices  included  in  Level  1  that  are  observable  for  the  asset  or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2011, all of the financial instruments measured at fair value are included in Level 1.

Capital Management

Our  capital  consists  of  the  items  included  in  shareholders’  equity.   We  manage  the  capital  structure  and

makes adjustments in light of changes in economic conditions and the risk characteristics of our assets.

Our  objectives  of  capital  management  are  intended  to  safeguard  our  ability  to  continue  our  development and exploration of our mineral properties and support any expansionary plans.

To  effectively  manage  our  capital  requirements,  we  have  in  place  a  planning  and  budgeting  process  to help  determine  the  funds  required  to  ensure  we  have  the  appropriate  liquidity  to  meet  our  development and exploration objectives.

Changes in Accounting Policies

The  audited  consolidated  financial  statements  for  the  year  ended  May  31,  2011  have  been  prepared  in accordance with Canadian generally accepted accounting principles.

IFRS Implementation Plan

We   have   commenced   the   development   of  an   International   Financial   Reporting   Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

*     Exploration and development expenditures;

*     Property and equipment (measurement and valuation);

*     Stock-based compensation;

*     Accounting for income taxes; and

*     First-time adoption of International Financial Reporting Standards (IFRS 1).

As  the  analysis  of  each  of  the  key  areas  progresses,  other  elements  of  our  IFRS  implementation  plan  will

also   be   addressed,   including:   the   implication   of  changes   to   accounting   policies   and   processes   and

financial  statement  note  disclosure.   The  table  below  summarizes  the  expected  timing  of  activities  related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies  may

Done

be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

Done

areas  requiring  accounting  policy  changes  or  those  with  accounting  policy alternatives

Assessment of first-time adoption (IFRS 1) requirements and alternatives

Done

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

Assessment done by the

made with respect to first-time adoption alternatives

management; in discussion

with auditors before finalizing

Resolution  of  the  accounting  policy  change  implications  on  the  accounting

To be finalized

processes

Quantification  of  the  financial  statement  impact  of  changes  in  accounting

To be finalized

policies

Subsequent Events

Subscription received for private placement

On  August  2,  2011,  we  announced  that  we  would  be  carrying  out  a  non-brokered  private  placement  of

1,500,000  units  at  a  price  of  $0.10  per  unit,  for  total  gross  proceeds  of  $150,000.    To  date,  we  have

received  gross  proceeds  of  $47,500  as  subscription  for  475,000  units.  Each  unit  consists  of  one  common share  and  one  share  purchase  warrant  to  purchase  one  common  share  at  an  exercise  price  of  $0.15  per share, exercisable for one year after the issuance.

Letter of intent to sell all interest in Gil Venture Claims

On September 21, 2011, we entered into a letter of intent (“LOI”) to sell all of our remaining 20% interest in  the  Gil  Venture  property  to  Fairbanks.  In  accordance  with  the  terms  of  the  LOI,  Fairbanks  granted  a

production   royalty   equal   to   1%   of   net   smelter   returns   on   all   production   from   the   property   up   to

US$15,000,000, after which the royalty  is equal to 0.5% of the net smelter returns on all production from the  property.  At  closing,  Fairbanks  will  pay  US$2,500,000  as  an  advance  payment  of  the  production royalty. An additional advance payment of royalty of US$1,500,000 will be paid upon commencement of commercial production from a mine constructed on the property.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Risks and Uncertainties

Our  principal  activity  is  mineral  exploration  and  development.   Companies  in  this  industry  are  subject  to

many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although  we  have  taken  steps  to  verify  the  title  to  mineral  properties  in  which  we  have  an  interest,  in

accordance   with   industry   standards   for   the   current   stage   of   exploration   of   such   properties,   these

procedures  do  not  guarantee  title.    Property  titles  may  be  subject  to  unregistered  prior  agreements  or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations.   Additional  capital

will  be  required  to  fund  our  exploration  program.   The  sources  of  funds  available  to  us  are  the  sale  of marketable  securities,  sale  of  equity  capital  or  the  offering  of  an  interest  in  its  project  to  another  party.

There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The  property  interests  owned  by  us  or  in  which  we  have  an  option  to  earn  an  interest  are  in  the exploration  stages  only,  are  without  known  bodies  of  commercial  mineralization  and  have  no  ongoing

mining  operations.    Mineral  exploration  involves  a  high  degree  of  risk  and  few  properties,  which  are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not

result  in  any  discoveries  of  commercial  bodies  of  mineralization.    If  our  efforts  do  not  result  in  any

discovery  of  commercial  mineralization,  we  will  be  forced  to  look  for  other  exploration  projects  or  cease operations.

We  are  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which we  operate,  including  provisions  relating  to  property  reclamation,  discharge  of  hazardous  materials  and other matters.  We may also be held liable should environmental problems be discovered that were caused

by  former  owners  and  operators  of  our  properties  in  which  we  previously  had  no  interest.   We  conduct

our  mineral  exploration  activities  in  compliance  with  applicable  environmental  protection  legislation.   We

are  not  aware  of  any  existing  environmental  problems  related  to  any  of  our  current  or  former  properties that may result in material liabilities to us.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.